As filed with the Securities and Exchange Commission on November 14, 2003
            Registration No. 333-52414

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         POST-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                       WIN OR LOSE ACQUISITION CORPORATION
             (Exact name of registrant as specified in its charter)

              DELAWARE                                  6770
   (State or other jurisdiction of          (Primary Standard Industrial
       incorporation or organization)            Classification Code Number)

                             59-3685745
                  (I.R.S. Employer Identification No.)

                            1268 Bayshore Boulevard
                             Dunedin, Florida 34698
                                 (727) 734-7346

                     (Address, including zip code, and
                    telephone number, including area code, of registrant's principal executive offices)

                                 Sally A. Fonner
                             1268 Bayshore Boulevard
                             Dunedin, Florida 34698
                                 (727) 734-7346
                 (Name, address, including zip code, and telephone
                  number, including area code, of agent for service)

                                 WITH COPIES TO:

John L. Petersen, Esq.                                J. David Washburn, Esq.
  Petersen & Fefer                                       Andrews & Kurth LLP
Chateau de Barbereche                              1717 Main Street, Suite 3700
Switzerland 1783 Barbereche                                Dallas, Texas 75201
 41(0)26-684-0500                                              (214) 659-4678
Voicemail and Facsimile: (281) 596-4545          Facsimile (214) 659-4891
 john.petersen@winorlose.info                      davidwashburn@akllp.com

       Sate of commencement of sale to the public:  December 7, 2002

                       Win or Lose Acquisition Corporation

                        DEREGISTRATION OF SECURITIES AND
                      WITHDRAWAL OF REGISTRATION STATEMENT

       Win or Lose Acquisition Corporation, a Delaware corporation, filed Amendment No. 9 to its Form S-1 Registration Statement (File No. 333-52414) with the Securities and Exchange Commission on June 7, 2002. The Amendment was promptly declared effective. The officers and directors of Win or Lose then commenced a gift share distribution of the company's common stock pursuant to Securities and Exchange Commission Rule 419 and the plan of distribution disclosed in Amendment No. 9. The officers and directors of Win or Lose ultimately distributed a total of 403,000 shares of the company's common stock to 806 individual donees selected by them. Each donee expressly acknowledged that his receipt of gift shares was subject to the requirements of Rule 419. The officers and directors of Win or Lose did not receive money, property or other consideration from any donee in connection with the gift share distribution. In accordance with Rule 419(b)(3), all certificates representing gift shares were deposited into a segregated Rule 419 escrow at First Union National Bank, Houston, Texas.

       Win or Lose is a "blank check" company that was organized for the express purpose of creating a "public shell" and using its registered securities as the principal consideration for a business combination with an unidentified private company that wanted to become publicly held. Win or Lose did not engage in any business activities that generated operating revenue or cash flow after the commencement of the gift share distribution.

       After evaluating a number of potential targets, the board of directors of Win or Lose has determined that the company will be unable to negotiate a business combination, file a post-effective amendment to its Registration Statement, conduct a reconfirmation offering to its' stockholders and close a business combination within 18 months from the effective date of its Registration Statement. Accordingly, as required by Rule 419(e)(2)(iv), Win or Lose will forward a copy of this post-effective amendment to each person that had any interest in its securities for the purpose of giving such persons notice that the distribution described in its Registration Statement was not successfully completed in a timely manner and the underlying securities have been withdrawn from registration. Win or Lose will also promptly instruct First Union National Bank to return all certificates representing shares of the company's Common Stock to the company's transfer agent.

       Win or Lose hereby files this post-effective amendment to confirm that no person has transferred valuable consideration to Win or Lose or any of its' affiliates in connection with the gift share distribution; to remove from registration all of the shares of Common Stock that were included in its Registration Statement; and to confirm its withdrawal of the Registration Statement.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dunedin, State of Florida, on the 14th day of November 2003.

                              Win or Lose Acquisition Corporation

                                             /s/

                                      Sally A. Fonner, President

                                             /s/

                         Rachel A. Fefer, Secretary/Treasurer and Director

                                            /s/

                         John L. Petersen, General Counsel and Director

                                           /s/
                        Mark R. Dolan, Executive Vice President and Director